18000254

11-161

OFFICIAL USE

Form G-FIN
Page 2 of 3

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. ☒ Comptroller of the Currency
   - B. ☐ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☒ Government Securities Dealer
   - C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 2 1 2018
REGISTRATIONS BRANCH
04

4. A. Full name of the financial institution First National Bankers Bank

   B. Address of principal office of financial institution:

   7813 Office Park Blvd
   Address
   Baton Rouge | LA | 70809
   City | State | Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address
   City | State | Zip Code

   D. Mailing address if different from (B) or (C):

   P.O. Drawer 80579
   Address
   Baton Rouge | LA | 70898-0579
   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

   Laura Boudreaux | Senior Vice President, Compliance Officer | 800-421-6182
   Name | Title | Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

   600 University Park Place, Ste 380, Birmingham, AL35209
   Address | City | State | Zip Code | Describe Activities

   325 West Capital Ave, Ste 300, Little Rock, AR 72201
   Address | City | State | Zip Code | Describe Activities

   333 Texas Street, Ste 1280, Shreveport, LA 71101
   Address | City | State | Zip Code | Describe Activities

   6000 Popular Ave, Ste 221, Memphis, TN 38119
   Address | City | State | Zip Code | Describe Activities

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
Corts, Christian Haas	President, Capital Markets Division
Boudreaux, Laura Juban	Senior Vice President, Compl Officer
Badame, Madeleine Rubenstein	Senior Vice President, Inv Ops
Orfanos, John Stamos	Senior Vice President
Morgan, Ray	Senior Vice President

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ■ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Laura Juban Boudreaux
Name (First, Middle, Last)

Senior Vice President, Compliance Officer
Title

[signature]
Signature

05/09/2018
Date

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
Moore, Jamie	Senior Vice President

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Laura Boudreaux
Name (First, Middle, Last)

Senior Vice President, Compliance Officer
Title

[signature]
Signature

05/09/2018
Date

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
Moore, Jamie	Senior Vice President

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Laura Boudreaux
Name (First, Middle, Last)

Senior Vice President, Compliance Officer
Title

[signature]
Signature

05/09/2018
Date